

2024
REPORT TO SHAREHOLDERS
UNITED BANKSHARES, INC.

— 2024 —
REPORT TO SHAREHOLDERS
UNITED BANKSHARES, INC.

2024 Report to Shareholders

UNITED
BANKSHARES, INC.



Table of CONTENTS



A Letter from
OUR CEO

As the banking industry ushered in the new year of 2024, the sentiment was anything but optimistic. Coming out of a tumultuous 2023, which saw three of the four largest bank failures ever in U.S. history, the outlook for 2024 was for another year of declining Earnings Per Share, shrinking margins, and reduced loan and deposit balances. The only things projected to go up were credit problems and expenses. As a result, bank stocks were depressed and trading at long-term lows.

That said, it's easy to understand the negativity and pessimism that permeated bank management teams going into 2024. Focused on the challenges and difficulties facing the industry, and concerned with uncertainties surrounding the economy, interest rates, the election, and geopolitical risks, many banks turned inward and hunkered down. They focused on improving balance sheets, increasing liquidity, building capital, and cutting expenses.

We, however, entered 2024 on a different note. While keenly aware of the industry outlook, we did not let the challenges, difficulties, and uncertainties put us on the defensive. Instead, we entered the year optimistically, and saw what we referred to as Opportunity Advantages where we could differentiate ourselves. Three Opportunity Advantages we identified were driving organic growth, mergers and acquisitions (M & A), and weathering any storm the industry might encounter. We felt if we could pursue and execute on these Opportunity Advantages, it would lead to successful results for the year.

The first Opportunity Advantage was driving organic growth in loans, deposits, and wealth management. As for loans going into 2024, many of our competitors were pulling back on their lending activities. Many banks were focused internally on issues related to liquidity, capital, and asset quality, and less focused on loan growth. Our strong balance sheet allows us to consistently be out in the market lending.

We pride ourselves on always being there when our customers and communities need us, in good times and bad.

By stepping into the lending void, we were also able to build meaningful relationships with new blue-chip prospects across our footprint. We took advantage of the market dislocation to get better structure and pricing and to secure the entire relationship. This led to loan growth in all four quarters of 2024, with the fourth quarter marking our 13th consecutive quarter of loan growth.

While the industry continued to struggle with growing deposits, we enjoyed success. Total deposits grew 5% for the year, with strong non-interest-bearing (NIB) deposit growth in the second half of the year. Deposit balances increased across all regions in our Company in 2024, and we were excited to achieve the No. 1 deposit market share position in West Virginia. Deposits have grown for seven consecutive quarters, and NIB deposits now represent 26% of our total deposits. The strength of our core deposit franchise continues to be a competitive advantage.

Non-interest income across the industry has been hampered by a slow mortgage market and a difficult environment for deposit service charges. This has led us to place increased emphasis on growing our wealth management business. We had success scaling this business in 2024, growing revenues by 12.8%. We added experienced professionals from

United Bank

BEST IN CLASS

In 2024, the Company had notable success in several areas of business. In our founding state of West Virginia, United Bank achieved the position of No. 1 bank in the state by deposit market share for the first time in the Company's history. In addition, United was named Best Business in the State by *WVNews*. We were also proud to be named one of the Best Companies to Work for in the South by *U.S. News & World Report*. This is an honor that speaks to the Bank's leading culture which empowers employees at all levels to reach their full potential.

Continuing our success, United has been ranked as one of the top 5 Most Trustworthy Banks in America by *Newsweek* for three consecutive years. In South Carolina, United was once again named the Best Bank in the state by *Forbes* for the second consecutive year.


BEST BUSINESS
IN THE STATE
BY WVNEWS


PROUD TO BE NAMED ONE OF THE
BEST
COMPANIES
TO WORK FOR
IN THE SOUTH
BY U.S NEWS & WORLD REPORT


RANKED AS
ONE OF THE
TOP 5
MOST TRUSTWORTHY
BANKS IN AMERICA
BY NEWSWEEK
MAGAZINE


NAMED
BEST
BANK
IN SOUTH CAROLINA
BY FORBES
MAGAZINE

industry-leading firms that have strengthened our teams and allowed us to improve our coverage, expertise, and offering across the footprint.

The second Opportunity Advantage was M & A. Coming into 2024, M & A activity in the banking industry had been down for several years compared to historical averages. Activity had declined both in terms of deal volume and transaction size. Rising rates, credit concerns, depressed valuations, and an uncertain regulatory approval process had put banks on the sidelines.

It was an environment where there were more sellers than buyers. There were certainly many interested buyers, but few who were willing and able to pull the trigger on a deal. But with our strong capital levels, asset quality metrics, valuation, and experience as an acquirer, we

saw an opportunity to move on a deal when others were hesitant to act.

We saw an opportunity to expand our growing presence in the Southeast, to add a new growth market to our footprint, and to partner with a well-run bank with pristine asset quality. We found that opportunity in Atlanta-based Piedmont Bancorp, Inc. It was our 34th acquisition, and we announced the deal and received regulatory approval in 2024. We have a proven track record of entering new markets and leveraging the growth opportunities, and we are excited to be in Atlanta, which is now the largest MSA in which we operate.

The third Opportunity Advantage was our ability to weather any storm that might come our way. While we don't have a crystal ball, we do have a long history of strong performance during difficult times. We do have the capital,



"While keenly aware of the industry outlook, we did not let the challenges, difficulties, and uncertainties put us on the defensive. Instead, we entered the year optimistically, and saw what we referred to as Opportunity Advantages where we could differentiate ourselves."

the liquidity, the asset quality, the markets, the management, and the risk infrastructure to not only survive, but to thrive in the face of challenges that come our way. While 2024 did not experience any black swan events, it certainly presented some adversity.

The first challenge was with the Net Interest Margin (NIM). Driven by a difficult interest rate environment, as well as competitive pressures for deposits, the industry has struggled with declining NIMs. Our NIM, however, stabilized sooner, remained higher, and stayed more stable than most of the industry. Our NIM stabilized in mid-2023, finished 2024 at 3.49%, and has stayed in a tight range close to 3.50%. Net Interest Income grew steadily in the second, third, and fourth quarters, and our ability to generate consistent results in this area while remaining fairly neutral to the rate environment helped to drive success in 2024.

Another challenge that garnered great attention in 2024, and one that we have weathered well, was concern in the commercial real estate office sector. Rising interest rates, inflationary pressures, and a sharp decline in office demand have created what many would call a crisis in city centers across the country. And perhaps ground zero for office concern is the central business district (CBD) in Washington, DC. Facing the same challenges as other CBDs, DC had the added pressure of the Federal Government workforce still working remotely.

I've personally had a front-row seat to the DC office drama, as my office sits on K Street, in the heart of DC's CBD. Other than a shorter commute, there hasn't been much good about the office situation and its impact on the CBD. The specific impact on our Company, however, has been muted due to our consistent and conservative approach to lending. We don't

UNITED'S OPPORTUNITY ADVANTAGES

DRIVING ORGANIC GROWTH

We have successfully focused on driving organic growth in loans, deposits, and wealth management.

MERGERS & ACQUISITIONS

We have a proven track record of entering new markets, and we saw an opportunity to move on a deal when others were hesitant to act.

WEATHERING ANY STORM

We have the capital, liquidity, asset quality, markets, management, and risk infrastructure to thrive in the face of industry challenges.

have much office exposure overall, as non-owner occupied office makes up less than 5% of our Company's total loan portfolio. The office we do have was stringently underwritten, and specifically regarding office exposure in the CDB of DC – we have zero.

Successfully seizing the Opportunity Advantages we identified going into 2024 helped lead to strong financial results for the year. We delivered Earnings Per Share growth that exceeded both our budget and consensus street estimates, in a year when bank earnings were down overall. Our Return on Average Assets outperformed the median for all $10 - $50 billion banks by 32 basis points, and this outperformance equated to nearly $95 million in additional annualized income for our Company. We also outperformed the median for all $10 - $50 billion banks with regard to our NIM, our Efficiency Ratio, and our Non-Performing Assets to Total Assets. We continued to build capital and have some of the strongest capital levels in the industry. And 2024 would not have been complete without achieving our 51st consecutive year of dividend increases.

As we close out the 185th year of serving our stakeholders, I want to recognize and thank all of our employees for everything they do to help us carry out our mission. They are highly engaged, they live our values, and they truly are our competitive advantage. We strive to create an environment where everyone is valued, everyone is respected, and everyone has an opportunity to contribute to our shared success.



Richard M. Adams

Richard M. Adams, Jr., CEO

About
UNITED

Corporate
OVERVIEW



$5.1B
market capitalization



2,700
team members



$32B+
total assets



40th
largest banking company in the U.S.*



240+
offices in 8 states and Washington, DC



51
consecutive years of dividend increases







*All data is as of 1.10.2025 (post closing of Piedmont Bancorp, Inc., acquisition). *Based on market capitalization.*

Pennsylvania

Ohio

West Virginia

DC

Maryland

Virginia

North Carolina

South Carolina

Georgia









OUR FOOTPRINT

United has continued to strategically expand our footprint at the right times in the right places. Over the last several decades, the Company has grown through 34 acquisitions to more than 240 offices and over $32 billion in assets across eight states and Washington, DC.





United's
FUNDAMENTALS



Mission

EXCELLENCE IN SERVICE TO OUR:
Shareholders • Employees
Customers • Communities



Values

Integrity • Hard Work
Teamwork • Caring



Culture

Entrepreneurial • Relationship-Based
Efficient • Service-Oriented



Living Our
VALUES

Each year, employees throughout United's footprint are asked to nominate deserving peers for the Company's highest honor, the United Values Awards. The outstanding team members chosen as the 2024 honorees best represented United's core values of Integrity, Hard Work, Teamwork, and Caring.

 **Integrity**



SARAH ROCK BREZLER
VP, Regional Retail Sales Manager, Hagerstown, MD

"Integrity is doing the right thing, even when no one is watching. I am truly humbled to receive this year's Integrity Award as it reflects not just my efforts, but the values of the colleagues who surround me. It is easy to do the right thing when you work with such an exceptional team. I am extremely grateful to work for a company whose leadership promotes and demonstrates the values of Hard Work, Teamwork, Caring, and Integrity. Thank you for this recognition; it is a great honor."

Hard Work



CHRIS BIBY
VP, Branch Manager, Woodstock, VA

"It is truly a privilege to be part of the United Bank team. I am incredibly grateful for the support I have received over the last six years from my amazing colleagues and regional and market presidents. Together, we work tirelessly to ensure our teammates and customers receive the best service in town, and without their hard work I wouldn't be able to volunteer or be as active as I am. I am honored to be this year's recipient of the Hard Work award, and I look forward to continuing to contribute to the success of our team and United Bank!"





 **Teamwork**



MYLES FLYNN
Senior Mortgage Operations Manager, Fairfax, VA

"I am very honored to be selected for the United Values award for Teamwork. United Bank is a unique place to work in so many ways, particularly its emphasis on our core values. I have the pleasure of collaborating with a dedicated and talented team on a daily basis. For me, receiving the Teamwork award is very special and has added meaning since it results from nominations from my colleagues. I am thankful to all my teammates for their partnership and support."

Caring



BRIAN WALKER
Market President, Shallotte, NC

"I am honored to be a recipient of the United Values award for Caring. It is only fitting to accept such an award on behalf of the entire team in my market who show just how much they care for each other on a daily basis. To be acknowledged by this group is an affirmation of how important it is to share the fundamental human feelings of love, kindness, and compassion with those around us. We are much more than co-workers or employees. We are family, and I am proud to be a part of the broader United Bank family."



2024: Celebrating 185 Years of
SERVICE

185 Years of
SERVICE

United Bank first opened its doors on March 17, 1839. Since then, it has grown to a premier banking company with a strong presence throughout the Mid-Atlantic and Southeast.

In the Bank's 185th year, we continued to celebrate significant milestones and achievements, a testament to the Company's steadfast commitment to our mission of providing excellence in service.

What is known today as United Bank opens its first branch office in Parkersburg on March 17, 1839, St. Patrick's Day.

On June 1, 1987, United Bankshares, Inc., becomes publicly traded on the NASDAQ under the ticker symbol UBSI.

| **$100 Million** in assets | **$400 Million** in assets | **$700 Million** in assets | | **$1 Billion** in assets | | **$2 Billion** in assets | **$5 Billion** in assets | **$7 Billion** in assets |

| **1839** | **1976** | **1984** | **1986** | **1987** | **1988** | **1990** | **1996** | **2000** | **2007** |

United Bankshares, Inc., the holding company for United Bank, is formed.

United Bank enters the Greater Washington Region with the acquisition of Bank First, N.A. of McLean, VA.


PARKERSBURG NATIONAL BANK
PNB
WESTERN UNION

2011

United completes its acquisition of Centra Financial Holdings, Inc., becoming the first bank to cross the $10 billion regulatory threshold following the 2008 Financial Crisis.

2014

$11 Billion in assets

2020

$26 Billion in assets

United enters North Carolina and South Carolina after completing its acquisition of Carolina Financial Corporation, the largest acquisition in Company history.

2021

$29 Billion in assets

2022

Richard M. Adams is recognized as the longest-serving CEO among the top 100 U.S. banks after 47 years of service, continuing as United's Executive Chairman of the Board.

2023

United achieves 50 consecutive years of dividend increases to its shareholders.

2024

United celebrates 185 years of service and announces its 34th acquisition with Piedmont Bancorp, Inc., in Greater Atlanta.


























PARKERSBURG
NATIONAL
BANK




CHANCELLOR HOTEL
WESTERN UNION




pnb
Drive-thru






UNITED








UNITED BANKSHARES, INC.
2023
50
YEARS
of Dividend Increases
A NEW KING IS CROWNED
Dividends Per Share
$1.45
2023
50 Consecutive Years of
DIVIDEND INCREASES
"Nothing captures the essence of our Company quite like the dividend streak. It speaks to our perseverance and our resilience, as well as to our grit and determination."
UNITED BANK

185 Years of
LEADERSHIP

United has been guided by 14 leaders over the past 185 years, each making their mark on our history. Their contributions are an example of what can happen when service, commitment, and trust pass faithfully from generation to generation.



James Cook
1839-1867
A former sheriff, mayor, and legislator, Cook was instrumental in the formation of the Bank.



James M. Stephenson
1867-1872
Stephenson recognized the responsibility of the Bank to provide capital resources to aid in economic growth.



Henry Logan
1872-1885
An astute leader, Logan's legacy lives on through the work of a charitable foundation later founded in his name.



John V. Rathbone
1885-1893
Rathbone was an early petroleum pioneer and responsible for fueling economic growth.



H.C. Henderson
1893-1897
Henderson, a farmer and horse breeder, also helped organize an independent telephone company.



Thomas G. Smith
1897-1902
Smith, a former postmaster and mayor, led the Bank at the turn of the century.



Christian Nelly
1902-1904

Nelly was the first to celebrate the Bank's anniversary with shamrocks, marking our founding on March 17, 1839.



Thomas Logan
1904-1940

Logan's tenure forged the path for growth and provided stability and consistency under his leadership.



Samuel Logan
1940-1947

Upon his brother's death, Logan's leadership and booming postwar growth led the Bank to great success.



John Stout
1947-1965

Stout began his career in banking as a messenger and served in roles including assistant bank examiner prior to leading the Bank.



Douglass Adams
1965-1974

A man of vision, Adams guided the Company through an era of growth, gaining prominence and reaching nearly $100 million in assets.



R. E. Stealey
1974-1976

Stealey, an attorney, politician, and board member, served as president until a sudden illness forced him to resign.



Richard M. Adams
1976-2022

Following in his father's footsteps, Adams would assume leadership in 1976 and lead the Company through nearly five decades of tremendous growth and success.



Richard M. Adams, Jr.
2022-Present

A former attorney, Adams, Jr., served the Bank through many leadership roles and succeeded his father as CEO in 2022.

United Bankshares'
34TH ACQUISITION

In 2024, United was proud to have entered into a definitive merger agreement under which United would acquire Piedmont Bancorp, Inc., parent company of The Piedmont Bank in greater Atlanta. This merger, representing United's 34th acquisition, unites two high-performing banking companies and strengthens United's position in the Southeast.

The combined organization has more than $32 billion in assets and a network of over 240 locations across eight states and Washington, DC, in some of the most desirable banking markets in the nation.



MONTY WATSON
Chairman and CEO, The Piedmont Bank

"Piedmont is thrilled to join the United Bank family," said Monty Watson, Chairman and CEO, The Piedmont Bank. "We believe this merger will allow us to better serve our current customers and reach new audiences with enhanced products and services, all while maintaining our personalized community bank approach."



Atlanta: The South's Business Hub

The Atlanta MSA will be the largest MSA in UBSI's footprint based on population. It was recently ranked as the No. 1 city to start a business, the No. 1 housing market for growth in the U.S., and is home to the busiest airport in the world.

- Atlanta is ranked the 6th largest MSA by population in the U.S.
- Greater Atlanta is poised for continued expansion, with some of the highest projected growth in median household income and population over the next five years.
- It is home to 18 Fortune 500 Companies, including some of the most well-known brands in the U.S.

   



United Bank Claims

NO. 1 MARKET SHARE IN WEST VIRGINIA

In 2024, United became the No. 1 bank in the state of West Virginia by deposit market share. No company has been doing business in West Virginia longer than United. Over the past 185 years, United has grown from a single-office bank to one of the nation's most successful financial services companies. As the Bank enters new markets, United proudly maintains a strong presence in its founding state and creates employment opportunities in the region.

BORN, RAISED, AND STILL GROWING IN WEST VIRGINIA



Founded March 17, 1839, in Parkersburg, WV

48 branches throughout WV, spanning 20 counties

Largest publicly traded company headquartered in WV

10,000+ volunteer hours in the state in 2024

Charlotte-SouthPark
GRAND OPENING

United first established its presence in the Carolinas in 2020. Since then, the Bank has strategically grown across the Southeast, further expanding our footprint to serve more communities.

In 2024, United demonstrated its commitment to the region by opening a new office in Charlotte's bustling SouthPark neighborhood. With this project, United aimed to create a space for our customers and team members that allows us to continue to support this community and grow our relationships with all those we serve across this important market.









Commitment to
COMMUNITY

With United's strong focus on corporate social responsibility, our commitment to providing excellence in service to our communities remains steadfast. Active community engagement is deeply embedded in our culture.

Building partnerships with nonprofit organizations and public-sector agencies that aid the viability of the communities across our footprint is an integral part of who we are. We support important causes and aim to fuel opportunities, providing high-impact donations and sponsoring events and initiatives. Last year, United's team served on over 700 boards and committees and supported more than 2,000 organizations and school partners.





JULIE R. GURTIS
Executive Vice President; President, United Bank

"Our commitment to providing excellence in service extends well beyond banking—it includes giving back to the communities where we live and work. We invest our time, talent, and resources to help build a brighter future in all the places we call home. As we continue to grow, so does the impact we have."





COMMUNITY REINVESTMENT ACT (CRA)

In 2024, United demonstrated its commitment to the community through more than 35,000 hours of volunteer service, a portfolio of hundreds of millions of dollars in community development investments, and millions in charitable donations. These metrics translate into hundreds of affordable housing units being created for low-income families; students across eight states and Washington, DC receiving financial literacy education; first-generation college students being set up for financial success as they enter the workforce; and small businesses receiving technical assistance and the flexible capital they need to grow and thrive.

AFFORDABLE HOUSING AWARDS

In 2024, Federal Home Loan Bank of Atlanta member financial institutions, including United, received Affordable Housing Program General awards.

Through the program, more than $55 million in grant funding is being awarded. United's grants will support housing initiatives in the acquisition, construction, rehabilitation, or preservation of more than 360 affordable rental and homeownership units.

United will work with these organizations to distribute these funds for impactful affordable housing projects in the coming year.

Financial
STRENGTH

2024
FINANCIALS

LOAN GROWTH

United has successfully achieved 13 consecutive quarters of loan growth.

Loan balances in millions



DEPOSIT GROWTH

United has achieved seven consecutive quarters of deposit growth.

Deposit balances in millions

NON-INTEREST-BEARING DEPOSIT ACCOUNTS

Over the last 10 years, United has consistently grown its number of non-interest-bearing deposit accounts, supporting its core funding strategy.

Non-interest-bearing account totals



WEALTH MANAGEMENT NON-INTEREST INCOME

Wealth Management offering continues to be one of our best performing segments of non-interest income with steady growth in gross revenues over the last 10 years.

Gross revenue in millions



SUPERIOR NET INTEREST MARGIN

United's 2024 net interest margin exceeded its peer banks by 31 basis points. Despite a challenging interest rate environment, United's net interest margin remained relatively stable as compared to this group.





*Peer banks are defined as all banks with $10-50 billion in assets.

CAPITAL

United continues to be well-capitalized based upon regulatory guidelines. United's capital levels also compare favorably relative to peer banks.



Total Risk-Based Capital Ratio

UBSI	Peer Median
16.52%	14.59%



CET1 Ratio

UBSI	Peer Median
14.14%	12.10%



Leverage Ratio

UBSI	Peer Median
11.74%	9.67%



Tangible Equity to Tangible Assets

UBSI	Peer Median
11.01%	8.67%

*Peer banks are defined as all banks with $10-50 billion in assets.

RETURN ON AVERAGE ASSETS

United's ROAA has consistently outperformed the median of peer banks over the last three years. In 2024, United's ROAA exceeded this group's median by 32 basis points.



	UBSI	Peer Median	UBSI	Peer Median	UBSI	Peer Median
	1.31	1.19	1.25	0.95	1.26	0.94
	2022		**2023**		**2024**	

EFFICIENCY RATIO

United has consistently maintained an efficiency ratio below the median of peer banks.



	UBSI	Peer Median	UBSI	Peer Median	UBSI	Peer Median
	52.88%	53.86%	53.09%	57.64%	52.67%	59.52%
	2022		**2023**		**2024**	

*Peer banks are defined as all banks with $10-50 billion in assets.

PREMIUM VALUATION

United continues to trade at a premium valuation based on price to Tangible Book Value when compared to peer banks.



NON-PERFORMING ASSETS

United's non-performing assets ratio is well below that of the median of peer banks, demonstrating our conservative credit and underwriting culture.



*Peer banks are defined as all banks with $10-50 billion in assets.

United's
LEADERSHIP

United Bankshares, Inc.
CORPORATE EXECUTIVE OFFICERS



RICHARD M. ADAMS
Executive Chairman of the Board



RICHARD M. ADAMS, JR.
Chief Executive Officer



JAMES J. CONSAGRA, JR.
President



ROSS M. DRABER
Executive Vice President,
Chief Operating Officer



DOUGLAS B. ERNEST
Executive Vice President,
and Chief Credit Officer



JULIE R. GURTIS
Executive Vice President;
President, United Bank



MATTHEW L. HUMPHREY
Executive Vice President, Head of
Wealth & Investment Management



HENRY M. KAYES, JR.
Executive Vice President,
Chief Banking Officer



CHARLES J. MILDREN
Executive Vice President,
Chief Consumer Lending Officer



MICHAEL P. PROCTOR
Executive Vice President,
Chief Commercial Lending Officer



ANNA J. SCHULTHEIS
Executive Vice President,
Secretary to the Board



AMI L. SHAVER
Executive Vice President,
Chief Human Resources Officer



W. MARK TATTERSON
Executive Vice President, Chief
Financial Officer, Treasurer



DARREN K. WILLIAMS
Executive Vice President, Chief
Information & Risk Officer

United Bankshares, Inc.
DIRECTORS

RICHARD M. ADAMS
Executive Chairman of the Board

RICHARD M. ADAMS, JR.
Chief Executive Officer

CHARLES L. CAPITO, JR.
Former Managing Director, Wells Fargo Advisors

PETER A. CONVERSE
Former President & CEO, Virginia Commerce Bancorp, Inc.

SARA DUMOND, MD, FAAP
Founder & Chief Executive Officer, Pediatric Housecalls

MICHAEL P. FITZGERALD
Vice Chairman

PATRICE A. HARRIS, MD, MA, FAPA
Psychiatrist; Chief Executive Officer, eMed;
Past President, American Medical Association

DIANA LEWIS JACKSON
President & Founder, Action Facilities Management

J. PAUL MCNAMARA
Chairman, Potomac Capital Advisors

MARK R. NESSELROAD
Chief Executive Officer, Glenmark Holding, LLC

LACY I. RICE III
Co-founder & Managing Partner, Federal Capital Partners

ALBERT H. SMALL, JR.
President, Renaissance Centro, Inc., LLC

MARY K. WEDDLE
Former Executive Vice President, The Long & Foster Companies

GARY G. WHITE
Principal Consultant, JRW, LLC; & Former Interim President, Marshall University

P. CLINTON WINTER
President, Bray & Oakley Insurance Agency

United Bankshares, Inc.
DIRECTORS EMERITI

ROBERT G. ASTORG
Principal, Astorg & Jones CPAs, A.C.

W. GASTON CAPERTON III
Chairman, Caperton Group; Former President,
The College Board; Former Governor, State of West Virginia

W. DOUGLAS FISHER
Former Chairman of the Board,
Virginia Commerce Bancorp, Inc

THEODORE J. GEORGELAS
Commercial Real Estate Developer;
Managing Director, Georgelas Group Holdings, LLC

F.T. GRAFF, JR.
Attorney-at-Law, Senior Partner,
Bowles Rice LLP

JOHN M. MCMAHON
Chairman, Miller & Long Co., Inc.



United Bankshares, Inc.
BOARD OF DIRECTORS



SEATED:

Richard M. Adams, Jr., Mary K. Weddle,
Sara DuMond, MD, FAAP, Richard M. Adams

STANDING:

Lacy I. Rice III, Albert H. Small, Jr.,
Peter A. Converse, Diana Lewis Jackson,
Mark R. Nesselroad, Gary G. White,
Michael P. Fitzgerald, J. Paul McNamara,
Patrice A. Harris, MD, MA, FAPA,
Charles L. Capito, Jr., P. Clinton Winter

Safe. Sound. Secure.
SINCE 1839.

EXCELLENCE IN SERVICE IN 1839, UNITED BANK
ESTABLISHED A BANKING TRADITION DEDICATED
TO PROVIDING EXCELLENCE IN SERVICE TO THE
PEOPLE AND COMMUNITIES WE SERVE. WITH
THE TECHNOLOGY, PRODUCTS AND EXPERTISE
YOU EXPECT FROM A BIG BANK, AND THE LOCAL
DECISION-MAKING AND COMMITMENT TO
COMMUNITY OF YOUR NEIGHBORHOOD BANK,
UNITED BANK IS YOUR TRUSTED FINANCIAL
PARTNER FOR LIFE.
YOUR TRUSTED
FINANCIAL
PARTNER
FOR LIFE

UNITED BANKSHARES, INC., AND SUBSIDIARIES

Shareholder Information

Analysts, investors, the press and others seeking financial information about United Bankshares, Inc., should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716, at the Corporate Offices located at 501 Avery Street, Parkersburg, WV 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc., Dividend Reinvestment Plan or a copy of United Bankshares, Inc., Report to the Securities and Exchange Commission, Form 10-K, should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716.

United Bankshares, Inc., common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

www.ubsi-inc.com
www.BankWithUnited.com

Annual Shareholders Meeting

The 2025 United Bankshares, Inc., Annual Meeting of Shareholders will be held on Wednesday, May 14, 2025, at 4:00 p.m. at the Congressional Country Club, 8500 River Road, Bethesda, MD 20817.

Independent Auditors

Ernst & Young LLP
900 United Center
P. O. Box 2906
Charleston, WV 25330
www.ey.com

Registrar & Transfer Agent

Computershare
P. O. Box 43006
Providence, RI 02940
Toll free: (888) 470-5886
TDD for Hearing Impaired: (800) 490-1493
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (781) 575-4592
www.computershare.com/investor

CONSOLIDATED BALANCE SHEETS
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except par value)

	December 31 2024	December 31 2023
Assets		
Cash and due from banks	$ 240,655	$ 257,153
Interest-bearing deposits with other banks	2,050,321	1,340,620
Federal funds sold	1,268	1,170
Total cash and cash equivalents	2,292,244	1,598,943
Securities available for sale at estimated fair value (amortized cost-$3,282,690 at December 31, 2024 and $4,149,895 at December 31, 2023, allowance for credit losses of $0 at December 31, 2024 and December 31, 2023)	2,959,719	3,786,377
Securities held to maturity, net of allowance for credit losses of $18 at December 31, 2024 and $17 at December 31, 2023 (estimated fair value-$1,020 at December 31, 2024 and December 31, 2023)	1,002	1,003
Equity securities at estimated fair value	21,058	8,945
Other investment securities	277,517	329,429
Loans held for sale measured using fair value option	44,360	56,261
Loans and leases	21,680,498	21,373,185
Less: Unearned income	(7,005)	(14,101)
Loans and leases, net of unearned income	21,673,493	21,359,084
Less: Allowance for loan and lease losses	(271,844)	(259,237)
Net loans and leases	21,401,649	21,099,847
Bank premises and equipment	186,131	190,520
Operating lease right-of-use assets	81,742	86,986
Goodwill	1,888,889	1,888,889
Mortgage servicing rights	0	4,554
Bank-owned life insurance ("BOLI")	497,181	486,895
Accrued interest receivable	102,412	111,420
Other assets	269,641	276,413
TOTAL ASSETS	$ 30,023,545	$ 29,926,482
Liabilities		
Deposits:		
Noninterest-bearing	$ 6,135,413	$ 6,149,080
Interest-bearing	17,826,446	16,670,239
Total deposits	23,961,859	22,819,319
Borrowings:		
Securities sold under agreements to repurchase	176,090	196,095
Federal Home Loan Bank ("FHLB") borrowings	260,199	1,510,487
Other long-term borrowings	280,221	278,616
Reserve for lending-related commitments	34,911	44,706
Operating lease liabilities	86,771	92,885
Accrued expenses and other liabilities	230,271	213,134
TOTAL LIABILITIES	25,030,322	25,155,242
Shareholders' Equity		
Preferred stock, $1.00 par value; Authorized-50,000,000 shares, none issued	0	0
Common stock, $2.50 par value; Authorized-200,000,000 shares; issued-142,694,816 and 142,257,646 at December 31, 2024 and December 31, 2023, respectively, including 7,348,188 and 7,308,583 shares in treasury at December 31, 2024 and December 31, 2023, respectively	356,737	355,644
Surplus	3,196,154	3,181,764
Retained earnings	1,917,726	1,745,619
Accumulated other comprehensive loss	(223,903)	(259,681)
Treasury stock, at cost	(253,491)	(252,106)
TOTAL SHAREHOLDERS' EQUITY	4,993,223	4,771,240
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 30,023,545	$ 29,926,482

For additional financial information, please see United's 2024 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

CONSOLIDATED STATEMENTS OF INCOME
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)

	Year Ended December 31		
	2024	**2023**	**2022**
Interest income			
Interest and fees on loans and leases	$ 1,302,604	$ 1,203,186	$ 864,583
Interest on federal funds sold and other short-term investments	66,207	47,069	22,950
Interest and dividends on securities:			
Taxable	128,731	144,420	105,780
Tax-exempt	4,579	6,645	8,677
Total interest income	1,502,121	1,401,320	1,001,990
Interest expense			
Interest on deposits	539,805	391,094	80,237
Interest on short-term borrowings	7,966	6,449	1,785
Interest on long-term borrowings	43,282	83,853	23,537
Total interest expense	591,053	481,396	105,559
Net interest income	911,068	919,924	896,431
Provision for credit losses	25,153	31,153	18,822
Net interest income after provision for credit losses	885,915	888,771	877,609
Other income			
Fees from trust services	19,450	18,318	17,216
Fees from brokerage services	20,277	16,911	16,412
Fees from deposit services	37,183	37,076	40,557
Bankcard fees and merchant discounts	7,059	7,013	6,580
Other service charges, commissions, and fees	3,485	3,861	3,267
Income from bank-owned life insurance	11,225	8,330	9,188
Income from mortgage banking activities	16,057	26,593	42,690
Mortgage loan servicing income	8,958	13,746	9,235
Net investment securities (losses) gains	(7,720)	(7,646)	776
Other income	7,721	11,056	7,340
Total other income	123,695	135,258	153,261
Other expense			
Employee compensation	234,618	230,809	242,408
Employee benefits	53,621	48,368	45,944
Net occupancy expense	46,084	46,426	45,129
Other real estate owned ("OREO") expense	576	1,355	2,138
Net (gains) losses on the sales of OREO properties	(75)	(60)	700
Equipment expense	29,686	29,731	29,320
Data processing expense	29,646	29,395	29,997
Mortgage loan servicing expense and impairment	2,694	5,596	7,099
Bankcard processing expense	2,490	2,192	1,938
FDIC insurance expense	19,735	30,376	11,988
Other expense	125,956	136,036	138,426
Total other expense	545,031	560,224	555,087
Income before income taxes	464,579	463,805	475,783
Income taxes	91,583	97,492	96,156
Net income	$ 372,996	$ 366,313	$ 379,627
Earnings per common share:			
Basic	$ 2.76	$ 2.72	$ 2.81
Diluted	$ 2.75	$ 2.71	$ 2.80
Dividends per common share	$ 1.48	$ 1.45	$ 1.44
Average outstanding shares:			
Basic	134,947,592	134,505,058	134,776,241
Diluted	135,225,417	134,753,820	135,117,512

For additional financial information, please see United's 2024 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report involve numerous assumptions, risks and uncertainties. Forward-looking statements can be identified by the use of the words "expect," "may," "could," "intend," "project," "estimate," "believe," "anticipate," and other words of similar meaning. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these "forward-looking statements." United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in United's most recent Form 10-K and subsequent SEC filings which are available at www.ubsi-inc.com.



